Filed pursuant to Rule 424(b)(2)
Registration No. 333-155754

CALCULATION OF REGISTRATION FEE

Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Common Stock, par value $0.01 per share	$1,000,000,000	$39,300

(1)	Calculated in accordance with Rule 457(o) and Rule 457(r) under the Securities Act of 1933, as amended, based on a maximum aggregate offering price.

PROSPECTUS SUPPLEMENT

(To Prospectus dated November 26, 2008)

$1,000,000,000

Chesapeake Energy Corporation

Common Stock

We have entered into distribution agency agreements with Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated and UBS Securities LLC, which we refer to individually as a “sales agent” and collectively as the “sales agents,” relating to shares of our common stock, par value $0.01 per share, offered by this prospectus supplement and the accompanying prospectus. In accordance with the terms of the distribution agency agreements, we may offer and sell shares of our common stock having an aggregate offering price of up to $1.0 billion from time to time through the sales agents. Sales of the shares, if any, will be made by means of ordinary brokers’ transactions on the New York Stock Exchange, or NYSE, at market prices, in block transactions or as otherwise agreed with the applicable sales agent. We will pay each sales agent a commission equal to 0.75% of the gross sales price per share of shares sold through it as agent under the distribution agency agreement.

Under the terms of the distribution agency agreements, we also may sell shares of common stock to Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated or UBS Securities LLC, as principal for its own account at a price agreed upon at the time of sale. If we sell shares to Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated or UBS Securities LLC, as principal, we will enter into a separate terms agreement setting forth the terms of such transaction, and we will describe the agreement in a separate prospectus supplement or pricing supplement.

No sales agent is required to sell any specific number or dollar amount of shares of our common stock, but, subject to the terms and conditions of the distribution agency agreements and unless otherwise agreed by the sales agents and us, each sales agent will use its reasonable efforts to sell the shares offered as our agent. There is no arrangement for shares to be received in an escrow, trust or similar arrangement. The offering of common stock pursuant to the distribution agency agreements will terminate upon the earlier of (i) the sale of all shares of common stock subject to the distribution agency agreements or (ii) with respect to a particular distribution agency agreement, the termination of that distribution agency agreement by us or by the applicable sales agent.

Our common stock is listed for trading on the NYSE under the symbol “CHK.” On November 25, 2008, the last reported sale price of our common stock on the NYSE was $18.24 per share.

Investing in our common stock involves risks. Before buying shares of our common stock, you should read the discussion of material risks described in “Risk Factors” beginning on page S-6 of this prospectus supplement, and in our Annual Report on Form 10-K for the year ended December 31, 2007 and in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, both of which are incorporated herein by reference.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Credit Suisse	Morgan Stanley	UBS Investment Bank

The date of this prospectus supplement is November 26, 2008

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus that we may provide to you. We have not, and the sales agents have not, authorized anyone to provide you with different or additional information. Further, you should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

This document is in two parts. The first part is the prospectus supplement, which describes the terms of this offering. The second part is the accompanying prospectus, which gives more general information. If the information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Before purchasing any securities, you should carefully read both this prospectus supplement and the accompanying prospectus, together with the additional information described under the heading “Where You Can Find More Information,” in this prospectus supplement.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information from this prospectus supplement and the accompanying prospectus, but may not contain all information that may be important to you. This prospectus supplement and the accompanying prospectus include the terms of this offering, information about our business and financial data. We encourage you to read this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein in their entirety before making an investment decision. Unless otherwise provided, the information below gives effect to the closing of the joint venture transaction with StatoilHydro on November 24, 2008, which is described below under “—Marcellus Shale joint venture.”

Chesapeake

We are the largest producer of natural gas in the United States. We own interests in approximately 40,500 producing natural gas and oil wells that are currently producing approximately 2.3 billion cubic feet equivalent, or bcfe, per day, 92% of which is natural gas. Our strategy is focused on discovering, acquiring and developing conventional and unconventional natural gas reserves onshore in the United States.

Our most important operating area has historically been the Mid-Continent region of Oklahoma, Arkansas, southwestern Kansas and the Texas Panhandle. At September 30, 2008, 46% of our estimated proved natural gas and oil reserves were located in the Mid-Continent region. However, during the past five years, we have established a top-two position in the four major unconventional plays onshore in the U.S., including the Barnett Shale in the Fort Worth Basin in north-central Texas; the Haynesville Shale in the Ark-La-Tex area of East Texas and northern Louisiana; the Fayetteville Shale in the Arkoma Basin of Arkansas; and the Marcellus and Lower Huron Shales in the Appalachian Basin of Kentucky, West Virginia, Pennsylvania and New York. In addition, we are pursuing other unconventional plays in the Anadarko Basin of western Oklahoma, the Ardmore Basin of southern Oklahoma, the Arkoma Basin of eastern Oklahoma and the Permian and Delaware Basins of West Texas and eastern New Mexico.

During the nine months ended September 30, 2008, Chesapeake continued the industry’s most active drilling program and drilled 1,435 gross (1,193 net) operated wells and participated in another 1,439 gross (195 net) wells operated by other companies. The company’s drilling success rate was 99% for company-operated wells and 97% for non-operated wells. Also during the nine months ended September 30, 2008, we invested $3.852 billion in operated wells (using an average of 148 operated rigs) and $576 million in non-operated wells (using an average of 118 non-operated rigs) for total drilling, completing and equipping costs of $4.428 billion.

Chesapeake began 2008 with estimated proved reserves of 10.879 trillion cubic feet equivalent, or tcfe, and ended the third quarter of 2008 with 12.075 tcfe, an increase of 1.196 tcfe, or 11%. During the nine months ended September 30, 2008, we replaced 630 bcfe of production with an internally estimated 1.826 tcfe of new proved reserves, for a reserve replacement rate of 290%. Reserve replacement through the drillbit was 2.286 tcfe, or 363% of production, including 1.128 tcfe of positive performance revisions and 13 bcfe of positive revisions resulting from natural gas and oil price increases between December 31, 2007 and September 30, 2008. Reserve replacement through the acquisition of proved reserves was 165 bcfe. During the nine months ended September 30, 2008, we divested 638 bcfe of estimated proved reserves.

Since 2000, Chesapeake has invested $12.1 billion in new leasehold (net of divestitures) and 3-D seismic acquisitions and now owns the largest combined inventories of onshore leasehold (15.0 million net acres) and 3-D seismic (21.1 million acres) in the U.S. On this leasehold, the company has approximately 35,500 net drillsites representing more than a 10-year inventory of drilling projects.

We are an Oklahoma corporation. Our principal offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and our telephone number is 405-848-8000.

Recent Developments

Capital resources update

Our exploration, development and acquisition activities require us to make substantial operating and capital expenditures. Through the middle of 2008, we increased our capital expenditure budget for 2008 and 2009 several times in response to higher leasehold acquisition costs and in order to accelerate leasehold acquisition and drilling in the Haynesville shale and other plays. However, in response to a decrease in natural gas prices since June 30, 2008, the current global economic outlook and concerns about a potential over supply of natural gas in the U.S. market, we have significantly reduced our planned capital expenditures during the second half of 2008 through year-end 2010.

Cash flow from operations is our primary source of liquidity used to fund operating expenses and capital expenditures. Cash provided by operating activities was $4.305 billion during the nine months ended September 30, 2008 compared to $3.389 billion during the nine months ended September 30, 2007. The $916 million increase during the first nine months of 2008 was primarily due to higher natural gas and oil prices and higher volumes of natural gas and oil production. Changes in market prices for natural gas and oil directly impact the level of our cash flow from operations. While a decline in natural gas or oil prices would affect the amount of cash flow that would be generated from operations, we currently have hedged through swaps and collars 73% of our expected remaining natural gas and oil production in 2008 and 67% of our expected natural gas and oil production in 2009 at average prices of $9.09 and $8.65 per mcfe, respectively.

Our $3.5 billion revolving bank credit facility and our $460 million midstream revolving bank credit facility, discussed more fully below, provide us with additional liquidity. In response to the difficulties faced by several financial institutions, we borrowed the remaining capacity under our revolving bank credit facility at the end of the third quarter of 2008. As a result, we had borrowings of $3.474 billion and letters of credit of $14 million outstanding, and no additional borrowing capacity, under that facility as of November 25, 2008. At November 25, 2008, we had $251 million of borrowing capacity under our midstream revolving bank credit facility.

Historically, our cash flow from operations, our revolving bank credit facility and cash on hand have not been sufficient to fund all of our expenditures. As a result, we have relied on capital markets financings and asset monetization transactions, such as sales of producing properties, undeveloped acreage and non-strategic assets, joint venture arrangements and volumetric production payment, or VPP, transactions to provide us with additional capital. Since March 31, 2008, these types of transactions have provided approximately $11.65 billion of new capital, and up to $4.575 billion of our future drilling and completion costs in the Haynesville, Fayetteville and Marcellus Shales will be funded by our joint venture partners. These transactions are summarized below:

•

From April through July of 2008, we issued 51.75 million shares of our common stock, $800 million of our 7.25% Senior Notes due 2018 and $1.380 billion of our 2.25% Contingent Convertible Senior Notes due 2038, resulting in aggregate net proceeds to us of $4.734 billion.

•

In May and August of 2008, we completed two separate VPP transactions involving approximately 187 bcfe of proved reserves and net production (at the time of sale) of 93 mmcfe per day from wells in Texas, Oklahoma and Kansas, resulting in aggregate net proceeds to us of $1.21 billion.

•	In July of 2008, we entered into a joint venture with Plains Exploration and Production Company to develop our Haynesville Shale leasehold in Northwest Louisiana and East Texas, under the terms of which (1) Plains acquired a 20% interest in our approximately 550,000 net acres of Haynesville Shale leasehold for $1.65 billion in cash, subject to customary post-closing adjustments, (2) Plains agreed to fund 50% of our 80% share of the costs associated with drilling and completing future Haynesville Shale joint venture wells over a multi-year period, up to an additional $1.65 billion and (3) Plains will have the right to a 20% participation in any additional leasehold we acquire in the Haynesville Shale.

•

In August of 2008, we sold 90,000 net acres of leasehold and producing natural gas properties with net production (at the time of sale) of 50 mmcfe per day in the Arkoma Basin Woodford Shale play in Oklahoma to BP America Inc. for $1.7 billion in cash.

•

In September of 2008, we entered into a joint venture with BP America Inc. to develop our Fayetteville Shale leasehold in Arkansas, under the terms of which (1) BP acquired a 25% interest in our approximately 540,000 net acres of Fayetteville Shale leasehold for $1.1 billion in cash, (2) BP agreed to fund 100% of our 75% share of the costs associated with drilling and completing future Fayetteville Shale joint venture wells over a multi-year period, up to an additional $800 million and (3) BP will have the right to a 25% participation in any additional leasehold we acquire in the Fayetteville Shale.

•

On November 24, 2008, we closed a joint venture transaction with StatoilHydro to develop our Marcellus Shale leasehold in Appalachia resulting in cash proceeds to us of $1.25 billion. This transaction is described below under “—Marcellus Shale joint venture.”

To create additional value from our proved and unproved properties, to generate cash to fund our operating and capital expenditure requirements and to increase our financial flexibility, we expect to continue to engage in asset monetization transactions of the types described above, and we may consider alternative sources of public or private investment in the company or its subsidiaries. For example, we are currently marketing an additional VPP transaction which we expect, if completed, will generate proceeds to us of approximately $450 million prior to year-end 2008. Additionally, we have resumed plans to sell either a minority interest in our non-Appalachian midstream natural gas business or specific midstream assets. Proceeds from any sale will be used to fund a portion of the costs associated with building the midstream infrastructure in various shale plays, primarily in the Haynesville Shale. While we believe that our cash flow from operations, cash on hand, cash generated by monetization transactions and other sources of liquidity will allow us to fully fund our operating and capital expenditure requirements, further deterioration of the economy and other factors could require us to further curtail our spending and/or seek alternative sources of capital. Please read “Risk Factors” beginning on page S-6 of this prospectus supplement.

Our net debt as a percentage of total capitalization (total capitalization is the sum of net debt and stockholders’ equity) was 43% as of September 30, 2008 and 47% as of December 31, 2007. The average maturity of our long-term debt is over eight years with an average interest rate of approximately 5.4%. No scheduled principal payments are required under our senior notes until 2013 when $864 million is due.

For more information, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2007 and in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, both of which are incorporated herein by reference.

Midstream restructuring and midstream revolving bank credit facility

We recently transferred substantially all of our midstream assets outside of Appalachia to a group of existing and newly formed wholly owned subsidiaries, which we refer to as our “midstream subsidiaries.” The midstream subsidiaries, their parent, Chesapeake Midstream Partners, L.P., and its principal operating subsidiary, Chesapeake Midstream Operating, L.L.C., were each designated as unrestricted subsidiaries under Chesapeake’s indentures and revolving bank credit facility and were released from their guarantee obligations under Chesapeake’s indentures, revolving bank credit facility and secured hedging facilities.

On October 16, 2008, Chesapeake Midstream Partners and Chesapeake Midstream Operating entered into a $460 million revolving bank credit facility. The midstream revolving bank credit facility is secured by substantially all of the assets of and guaranteed by the midstream subsidiaries. The midstream revolving bank credit facility matures in October 2013, has initial availability of $460 million and may be expanded up to $750 million at the option of Chesapeake Midstream Partners, subject to additional bank participation. Chesapeake Midstream Partners plans to utilize the facility to fund capital expenditures associated with building additional natural gas gathering and other systems associated with Chesapeake’s drilling program and for general corporate purposes related to its midstream operations. The midstream revolving bank credit facility contains a covenant restricting Chesapeake Midstream Partners from paying dividends or distributions to Chesapeake.

Marcellus Shale joint venture

On November 24, 2008, we entered into a joint venture with a U.S. subsidiary of StatoilHydro ASA, or StatoilHydro, under which StatoilHydro acquired a 32.5% interest in our Marcellus Shale assets in Appalachia for $3.375 billion, leaving us with a 67.5% working interest in those assets. The assets include approximately 1.8 million net acres of leasehold, of which StatoilHydro owns approximately 600,000 net acres and Chesapeake owns approximately 1.2 million net acres. StatoilHydro paid us $1.25 billion in cash at closing, which we anticipate using for general corporate purposes, and will pay a further $2.125 billion from 2009 to 2012 by funding 75% of our 67.5% share of drilling and completion expenditures until the $2.125 billion obligation has been funded. StatoilHydro will have the right to a 32.5% participation in any additional leasehold acquired by Chesapeake in the Marcellus Shale play. Additionally, Chesapeake and StatoilHydro are evaluating opportunities for an international strategic alliance to jointly explore unconventional natural gas opportunities worldwide.

Exchanges of convertible notes for common stock

Since September 30, 2008, we have privately exchanged, pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended, $764,569,000 in aggregate principal amount of our 2.75% Contingent Convertible Senior Notes due 2035, our 2.50% Contingent Convertible Senior Notes due 2037 and our 2.25% Contingent Convertible Senior Notes due 2038 for an aggregate of 23,913,203 shares of our common stock.

The Offering

Issuer	Chesapeake Energy Corporation.

Common stock offered by us	Shares having an aggregate offering price of up to $1,000,000,000.

Use of proceeds	We intend to use the net proceeds from this offering, after deducting estimated offering expenses, for general corporate purposes, including funding our exploration, development and other capital expenditures. See “Use of Proceeds” on page S-13 of this prospectus supplement.

New York Stock Exchange symbol	CHK

Risk Factors

You should carefully consider all information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein as set out in the section entitled “Where You Can Find More Information” beginning on page S-22 of this prospectus supplement. In particular, you should evaluate the specific risk factors set forth in the section entitled “Risk Factors” in this prospectus supplement for a discussion of risks relating to an investment in our common stock.

RISK FACTORS

Risks Related to Our Business

Natural gas and oil prices are volatile. A decline in prices could adversely affect our financial position, financial results, cash flows, access to capital and ability to grow.

Our revenues, operating results, profitability and future rate of growth depend primarily upon the prices we receive for the natural gas and oil we sell. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. The amount we can borrow from banks is subject to periodic redeterminations based on prices specified by our bank group at the time of redetermination. In addition, we may have ceiling test write-downs in the future if prices fall significantly.

Historically, the markets for natural gas and oil have been volatile and they are likely to continue to be volatile. Wide fluctuations in natural gas and oil prices may result from relatively minor changes in the supply of and demand for natural gas and oil, market uncertainty and other factors that are beyond our control, including:

•	worldwide and domestic supplies of natural gas and oil;

•	weather conditions;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the proximity and capacity of natural gas pipelines and other transportation facilities;

•	the price and level of foreign imports;

•	domestic and foreign governmental regulations and taxes;

•	the ability of members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	political instability or armed conflict in oil-producing regions; and

•	overall domestic and global economic conditions.

These factors and the volatility of the energy markets make it extremely difficult to predict future natural gas and oil price movements with any certainty. Declines in natural gas and oil prices would not only reduce revenue, but could reduce the amount of natural gas and oil that we can produce economically and, as a result, could have a material adverse effect on our financial condition, results of operations and reserves. Further, natural gas and oil prices do not necessarily move in tandem. Because approximately 93% of our reserves at September 30, 2008 were natural gas reserves, we are more affected by movements in natural gas prices.

Our level of indebtedness may limit our financial flexibility.

As of September 30, 2008, we had long-term indebtedness of approximately $14.3 billion, with $3.474 billion of outstanding borrowings drawn under our revolving bank credit facility. Our net indebtedness represented 43% of our total book capitalization at September 30, 2008. As of November 25, 2008, we had approximately $13.8 billion of long-term indebtedness outstanding, with $3.474 billion outstanding under our revolving bank credit facility and $209 million outstanding under Chesapeake Midstream Operating’s midstream revolving bank credit facility. See “Capitalization.”

Our level of indebtedness and preferred stock affects our operations in several ways, including the following:

•	a portion of our cash flows from operating activities must be used to service our indebtedness and pay dividends on our preferred stock and is not available for other purposes;

•	we may be at a competitive disadvantage as compared to similar companies that have less debt;

•

the covenants contained in the agreements governing our outstanding indebtedness and future indebtedness may limit our ability to borrow additional funds, pay dividends and make certain investments and may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

•	additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes may have higher costs and more restrictive covenants; and

•

changes in the credit ratings of our debt may negatively affect the cost, terms, conditions and availability of future financing, and lower ratings will increase the interest rate and fees we pay on our revolving bank credit facility.

We may incur additional debt, including secured indebtedness, or issue additional series of preferred stock in order to develop our properties and make future acquisitions. A higher level of indebtedness and/or additional preferred stock increases the risk that we may default on our obligations. Our ability to meet our debt obligations and to reduce our level of indebtedness depends on our future performance. General economic conditions, natural gas and oil prices and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flow to pay the interest on our debt, and future working capital, borrowings or equity financing may not be available to pay or refinance such debt. Factors that will affect our ability to raise cash through an offering of our capital stock or a refinancing of our debt include financial market conditions, the value of our assets, the number of shares of capital stock we have authorized, unissued and unreserved and our performance at the time we need capital.

Chesapeake Midstream Operating’s midstream revolving bank credit facility contains a covenant restricting Chesapeake Midstream Partners from paying dividends or distributions to Chesapeake.

In addition, our bank borrowing base is subject to periodic redetermination. A lowering of our borrowing base could require us to repay indebtedness in excess of the borrowing base, or we might be required to provide the lenders with additional collateral.

The current financial crisis may have impacts on our business and financial condition that we cannot predict.

The continued credit crisis and related turmoil in the global financial system may have an impact on our business and our financial condition, and we may face challenges if conditions in the financial markets do not improve. Our cash flow from operations, our revolving bank credit facility and cash on hand historically have not been sufficient to fund all of our expenditures, and we have relied on the capital markets and asset monetization transactions to provide us with additional capital. Our ability to access the capital markets has been restricted as a result of this crisis and may continue to be restricted at a time when we would like, or need, to raise capital. The financial crisis may also limit the number of participants in our proposed asset monetization transactions or reduce the values we are able to realize in those transactions, making these transactions uneconomic or harder or impossible to consummate. The economic situation could also adversely affect the collectability of our trade receivables and cause our commodity hedging arrangements to be ineffective if our counterparties are unable to perform their obligations or seek bankruptcy protection. Additionally, the current economic situation could lead to reduced demand for natural gas and oil, or lower prices for natural gas and oil, or both, which could have a negative impact on our revenues.

Additionally, due to the current financial crisis, decreases in natural gas prices and concerns about an over supply of natural gas in the U.S. market, we and other exploration and production companies significantly curtailed leasehold acquisition efforts during September and October of 2008. As a result, we have entered into negotiations with several significant leaseholders seeking to re-negotiate terms with these leaseholders which we anticipate would involve our acquiring the leasehold in question at reduced prices. Some leaseholders may agree to accept Chesapeake common stock for some or all of the consideration, and we have filed a Registration Statement with the SEC registering 50,000,000 shares of common stock, some or all of which we may use for this purpose.

Significant capital expenditures are required to replace our reserves.

Our exploration, development and acquisition activities require substantial capital expenditures. Historically, we have funded our capital expenditures through a combination of cash flows from operations, our revolving bank credit facility and debt and equity issuances. Beginning in late 2007, we have also engaged in significant asset monetization transactions. Future cash flows are subject to a number of variables, such as the level of production from existing wells, prices of natural gas and oil, our success in developing and producing new reserves, the orderly functioning of credit and capital markets, and our ability to complete additional planned asset monetization transactions. If revenues were to decrease as a result of lower natural gas and oil prices or decreased production, and our access to capital were limited, we would have a reduced ability to replace our reserves. We may not be able to access additional bank debt, debt or equity or other methods of financing on an economic basis to meet these requirements.

If we are not able to replace reserves, we may not be able to sustain production.

Our future success depends largely upon our ability to find, develop or acquire additional natural gas and oil reserves that are economically recoverable. Unless we replace the reserves we produce through successful development, exploration or acquisition activities, our proved reserves and production will decline over time. In addition, approximately 36% of our total estimated proved reserves (by volume) at December 31, 2007 were undeveloped. By their nature, estimates of undeveloped reserves are less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. Our reserve estimates reflect that our production rate on producing properties will decline approximately 28% from 2008 to 2009. Thus, our future natural gas and oil reserves and production and, therefore, our cash flow and income are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves.

Competition in the natural gas and oil industry is intense, and many of our competitors have greater financial and other resources than we do.

We operate in the highly competitive areas of natural gas and oil development, exploitation, exploration, acquisition and production. We face intense competition from both major and other independent natural gas and oil companies in each of the following areas:

•	seeking to acquire desirable producing properties or new leases for future exploration; and

•	seeking to acquire the equipment and expertise necessary to develop and operate our properties.

Many of our competitors have financial and other resources substantially greater than ours, and some of them are fully integrated oil companies. These companies may be able to pay more for development prospects and productive natural gas and oil properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Our ability to develop and exploit our natural gas and oil properties and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, evaluate and select suitable properties and consummate transactions in this highly competitive environment.

The actual quantities and present value of our proved reserves may prove to be lower than we have estimated.

This prospectus supplement contains and incorporates by reference estimates of our proved reserves and the estimated future net revenues from our proved reserves. These estimates are based upon various assumptions, including assumptions required by the SEC relating to natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating natural gas and oil reserves is complex. The process involves significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise.

Actual future production, natural gas and oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves most likely will vary from these estimates. Such variations may be significant and could materially affect the estimated quantities and present value of our proved reserves. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development drilling, prevailing natural gas and oil prices and other factors, many of which are beyond our control. Our properties may also be susceptible to hydrocarbon drainage from production by operators on adjacent properties.

At December 31, 2007, approximately 36% of our estimated proved reserves (by volume) were undeveloped. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. These reserve estimates include the assumption that we will make significant capital expenditures to develop the reserves. You should be aware that the estimated costs may not be accurate, development may not occur as scheduled and results may not be as estimated.

You should not assume that the present values included or incorporated by reference in this prospectus supplement represent the current market value of our estimated natural gas and oil reserves. In accordance with SEC requirements, the estimates of our present values are based on prices and costs as of the date of the estimates. The December 31, 2007 present value is based on weighted average natural gas and oil wellhead prices of $6.19 per mcf of natural gas and $90.58 per barrel of oil. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of an estimate.

Any changes in consumption by natural gas and oil purchasers or in governmental regulations or taxation will also affect actual future net cash flows.

The timing of both the production and the expenses from the development and production of natural gas and oil properties will affect both the timing of actual future net cash flows from our proved reserves and their present value. In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most accurate discount factor. The effective interest rate at various times and the risks associated with our business or the natural gas and oil industry in general will affect the accuracy of the 10% discount factor.

Acquisitions may prove to be worth less than we paid because of uncertainties in evaluating recoverable reserves and potential liabilities.

Our growth during the past few years is due in large part to acquisitions of exploration and production companies, producing properties and undeveloped leasehold. Successful acquisitions require an assessment of a number of factors, including estimates of recoverable reserves, exploration potential, future natural gas and oil prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. In connection with our assessments, we perform a review of the acquired properties which we believe is generally consistent with industry practices. However, such a review will not reveal all existing or potential problems. In addition, our review may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We do not inspect every well. Even when we inspect a well, we do not always discover structural, subsurface or environmental problems that may exist or arise. As a result of these factors, the purchase price we pay to acquire natural gas and oil properties may exceed the value we realize.

We are generally not entitled to contractual indemnification for pre-closing liabilities, including environmental liabilities. Normally, we acquire interests in properties on an “as is” basis with limited remedies for breaches of representations and warranties. When we make entity acquisitions, we may have transferee liability that is not fully indemnified. Our acquisition of Columbia Natural Resources, LLC (“CNR”) in November 2005 was made subject to claims that are covered in part by the indemnification of a prior owner, NiSource Inc. NiSource and Chesapeake are co-defendants in a class action lawsuit brought by royalty owners in West Virginia in which the jury returned a verdict in January 2007 awarding plaintiffs $404 million, consisting of $134 million in compensatory damages and $270 million in punitive damages. On October 22, 2008, the parties in this matter entered into a settlement agreement providing for the establishment of a settlement fund of $380 million. Chesapeake’s share is approximately $41 million. Chesapeake is a defendant in other cases involving acquired companies where it may have no, or only limited, indemnification rights. In any such actions we could incur significant liability.

Exploration and development drilling may not result in commercially productive reserves.

We do not always encounter commercially productive reservoirs through our drilling operations. The new wells we drill or participate in, including the recently announced discoveries in Louisiana and Oklahoma, may not be productive and we may not recover all or any portion of our investment in wells we drill or participate in. The seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that oil or natural gas is present or may be produced economically. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. Our efforts will be unprofitable if we drill dry wells or wells that are productive but do not produce enough reserves to return a profit after drilling, operating and other costs. Further, our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

•	increases in the cost of, or shortages or delays in the availability of, drilling rigs and equipment;

•	unexpected drilling conditions;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse weather conditions; and

•	compliance with environmental and other governmental requirements.

Future price declines may result in a write-down of our asset carrying values.

We utilize the full-cost method of accounting for costs related to our natural gas and oil properties. Under this method, all such costs (for both productive and nonproductive properties) are capitalized and amortized on an aggregate basis over the estimated lives of the properties using the unit-of-production method. However, these capitalized costs are subject to a ceiling test which limits such pooled costs to the aggregate of the present value of future net revenues attributable to proved natural gas and oil reserves discounted at 10% plus the lower of cost or market value of unproved properties. The full-cost ceiling is evaluated at the end of each quarter using the prices for natural gas and oil at that date, adjusted for the impact of derivatives accounted for as cash flow hedges. A significant decline in natural gas and oil prices from current levels, or other factors, without other mitigating circumstances, could cause a future write-down of capitalized costs and a non-cash charge against future earnings.

Our hedging activities may reduce the realized prices received for our natural gas and oil sales and require us to provide collateral for hedging liabilities.

In order to manage our exposure to price volatility in marketing our natural gas and oil, we enter into natural gas and oil price risk management arrangements for a portion of our expected production. Commodity price hedging may limit the prices we actually realize and therefore reduce natural gas and oil revenues in the future. Our commodity hedging activities will impact our earnings in various ways, including recognition of certain mark-to-market gains and losses on derivative instruments. The fair value of our natural gas and oil derivative instruments can fluctuate significantly between periods. In addition, our commodity price risk management transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:

•	our production is less than expected;

•	there is a widening of price differentials between delivery points for our production and the delivery point assumed in the hedge arrangement; or

•	the counterparties to our contracts fail to perform under the contracts.

All but three of our commodity price risk management counterparties require us to provide assurances of performance in the event that the counterparties’ mark-to-market exposure to us exceeds certain levels. Most of these arrangements allow us to minimize the potential liquidity impact of significant mark-to-market fluctuations by making collateral allocations from our revolving bank credit facility or directly pledging natural gas and oil properties, rather than posting cash or letters of credit with the counterparties. Future collateral requirements are uncertain, however, and will depend on the arrangements with our counterparties and highly volatile natural gas and oil prices.

Lower natural gas and oil prices could negatively impact our ability to borrow.

Our revolving bank credit facility limits our borrowings to the lesser of the borrowing base and the total commitments. Currently both are $3.5 billion, although one lender, Lehman Brothers Commercial Bank, did not fund approximately $11 million of its share (2.1%) of our borrowings under the facility in the third quarter of 2008, and we do not expect that it would fund any future borrowings following repayment of current amounts borrowed. The borrowing base is determined periodically at the discretion of the banks and is based in part on natural gas and oil prices. Additionally, some of our indentures contain covenants limiting our ability to incur indebtedness in addition to that incurred under our revolving bank credit facility. These indentures limit our ability to incur additional indebtedness unless we meet one of two alternative tests. The first alternative is based on our adjusted consolidated net tangible assets (as defined in all of our indentures), which is determined using discounted future net revenues from proved natural gas and oil reserves as of the end of each year. The second alternative is based on the ratio of our adjusted consolidated EBITDA (as defined in the relevant indentures) to our adjusted consolidated interest expense over a trailing twelve-month period. Currently, we are permitted to incur additional indebtedness under both debt incurrence tests. Lower natural gas and oil prices in the future could reduce our adjusted consolidated EBITDA, as well as our adjusted consolidated net tangible assets, and thus could reduce our ability to incur additional indebtedness.

Natural gas and oil drilling and producing operations can be hazardous and may expose us to environmental liabilities.

Natural gas and oil operations are subject to many risks, including well blowouts, cratering and explosions, pipe failures, fires, formations with abnormal pressures, uncontrollable flows of oil, natural gas, brine or well fluids, and other environmental hazards and risks. Our drilling operations involve risks from high pressures and from mechanical difficulties such as stuck pipes, collapsed casings and separated cables. If any of these risks occurs, we could sustain substantial losses as a result of:

•	injury or loss of life;

•	severe damage to or destruction of property, natural resources and equipment;

•	pollution or other environmental damage;

•	clean-up responsibilities;

•	regulatory investigations and administrative, civil and criminal penalties; and

•	injunctions resulting in limitation or suspension of operations.

There is inherent risk of incurring significant environmental costs and liabilities in our exploration and production operations due to our generation, handling, and disposal of materials, including wastes and petroleum hydrocarbons. We may incur joint and several, strict liability under applicable U.S. federal and state environmental laws in connection with releases of petroleum hydrocarbons and other hazardous substances at, on, under or from our leased or owned properties, some of which have been used for natural gas and oil exploration and production activities for a number of years, often by third parties not under our control. While we may maintain insurance against some, but not all, of the risks described above, our insurance may not be adequate to cover casualty losses or liabilities. Also, in the future we may not be able to obtain insurance at premium levels that justify its purchase.

In addition, studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases,” may be contributing to warming of the Earth’s atmosphere. Methane, a primary component of natural gas, and carbon dioxide, a byproduct of the burning of natural gas, are examples of greenhouse gases. The U.S. Congress is actively considering legislation to reduce emissions of greenhouse gases. In addition, at least nine states in the Northeast and five states in the West have developed initiatives to regulate emissions of greenhouse gases, primarily through the planned development of greenhouse gas emission inventories and/or regional greenhouse gas cap and trade programs. The U.S. Environmental Protection Agency is separately considering whether it will regulate greenhouse gases as “air pollutants” under the existing federal Clean Air Act. Passage of climate control legislation or other regulatory initiatives by Congress or various states in the U.S. or the adoption of regulations by the EPA or analogous state agencies that regulate or restrict emissions of greenhouse gases including methane or carbon dioxide in areas in which we conduct business could have an adverse effect on our operations and demand for our products.

A portion of our natural gas and oil production may be subject to interruptions that could temporarily adversely affect our cash flow.

A portion of our regional natural gas and oil production may be interrupted, or shut in, from time to time for numerous reasons, including as a result of weather conditions, accidents, loss of pipeline or gathering system access, field labor issues or strikes, or intentionally as a result of market conditions. If a substantial amount of our production is interrupted at the same time, it could temporarily adversely affect our cash flow.

Risks Related to an Investment in Our Common Stock

The price of our common stock may be adversely affected by the issuance and sale of our common stock, including pursuant to the distribution agency agreements, or by our announcement that such issuances and sales may occur.

We cannot predict the size of future issuances or sales of our common stock, including those made pursuant to the distribution agency agreements, or the effect, if any, that such issuances or sales may have on the market price for our common stock. In addition, Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated and UBS Securities LLC, as agents for sales under the distribution agency agreements, will not engage in any transactions that stabilize the price of our common stock. The issuance and sale of substantial amounts of common stock, including issuances and sales pursuant to the distribution agency agreements, or the announcement that such issuances and sales may occur, could adversely affect the market price of our common stock.

USE OF PROCEEDS

We intend to use the net proceeds from this offering, after deducting estimated offering expenses, for general corporate purposes, including funding our exploration, development and other capital expenditures. Although we have identified some of the potential uses of the proceeds from this offering, we have broad discretion in the application of these proceeds. Accordingly, we reserve the right to use these proceeds for different purposes or uses which we have not listed above.

Pending any ultimate use of any portion of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, interest-bearing instruments such as U.S. government securities and municipal bonds.

CAPITALIZATION

The following table shows our capitalization as of September 30, 2008:

•	on a historical basis;

•

on a pro forma basis as of November 25, 2008 to reflect (1) the private exchanges pursuant to Section 3(a)(9) under the Securities Act of 1933, as amended, consummated since September 30, 2008, of $764,569,000 in principal amount of our 2.75% Contingent Convertible Senior Notes due 2035, our 2.50% Contingent Convertible Senior Notes due 2037 and our 2.25% Contingent Convertible Senior Notes due 2038 for 23,913,203 shares of our common stock and (2) the entry into a new $460 million revolving bank credit facility by our wholly-owned subsidiary, Chesapeake Midstream Operating, L.L.C., the making of borrowings of $209 million thereunder and the use of the proceeds of such borrowings for the working capital purposes of the midstream subsidiaries.

This table does not reflect our receipt of any cash proceeds from the shares offered hereby. This table should be read in conjunction with, and is qualified in its entirety by reference to, our historical financial statements and the accompanying notes included in our Annual Report on Form 10-K for the year ended December 31, 2007 and in our Quarterly Report on Form 10-Q for the nine months ended September 30, 2008, each of which is incorporated by reference herein.

	As of September 30, 2008
	Historical	Pro Forma
	(in millions)
Cash and cash equivalents	$1,964	$1,964

Long-term debt:
Revolving bank credit facility	$3,474	$3, 474
Midstream revolving bank credit facility	—	209
7.500% Senior Notes due 2013	364	364
7.625% Senior Notes due 2013	500	500
7.000% Senior Notes due 2014	300	300
7.500% Senior Notes due 2014	300	300
6.375% Senior Notes due 2015	600	600
6.625% Senior Notes due 2016	600	600
6.875% Senior Notes due 2016	670	670
6.250% Euro-denominated Senior Notes due 2017(1)	845	845
6.500% Senior Notes due 2017	1,100	1,100
6.250% Senior Notes due 2018	600	600
7.250% Senior Notes due 2018	800	800
6.875% Senior Notes due 2020	500	500
2.750% Contingent Convertible Senior Notes due 2035	690	451
2.500% Contingent Convertible Senior Notes due 2037	1,650	1,378
2.250% Contingent Convertible Senior Notes due 2038	1,380	1,126
Interest rate derivatives	62	62
Discount on senior notes	(90)	(90)

Total long-term debt	$14,345	$13,789
Stockholders’ equity:
Preferred stock, $0.01 par value, 20,000,000 authorized
5.00% Cumulative Convertible Preferred Stock (Series 2005B), 2,095,615 shares issued and outstanding, entitled in liquidation to $209 million	209	209
4.50% Cumulative Convertible Preferred Stock, 2,558,900 shares issued and outstanding, entitled in liquidation to $256 million	256	256
6.25% Mandatory Convertible Preferred Stock, 143,768 shares issued and outstanding, entitled in liquidation to $36 million	36	36
4.125% Cumulative Convertible Preferred Stock, 3,033 shares issued and outstanding, entitled in liquidation to $3 million	3	3
5.00% Cumulative Convertible Preferred Stock (Series 2005), 5,000 shares issued and outstanding, entitled in liquidation to $1 million	1	1
Common Stock, $0.01 par value, 750,000,000 shares authorized, 581,895,542 shares (605,808,745 shares pro forma) issued and outstanding	6	6
Paid-in capital	10,257	10,738
Other equity	5,639	5,805

Total stockholders’ equity	$16,407	$17,054

Total capitalization	$30,752	$30,843

(1)	The principal amount shown is based on the dollar/euro exchange rate of $1.4081 to €1.00 as of September 30, 2008.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the New York Stock Exchange under the symbol “CHK.” The following table sets forth the range of high and low sales prices per share of our common stock for each calendar quarter.

	Common Stock
	High	Low
Fiscal year ended December 31, 2008:
Fourth Quarter (through November 25, 2008)	$35.46	$11.99
Third Quarter	74.00	31.15
Second Quarter	68.10	45.25
First Quarter	49.87	34.42

Fiscal year ended December 31, 2007:
Fourth Quarter	$41.19	$34.90
Third Quarter	37.55	31.38
Second Quarter	37.75	30.88
First Quarter	31.83	27.27

Fiscal year ended December 31, 2006:
Fourth Quarter	$34.27	$27.90
Third Quarter	33.76	28.06
Second Quarter	33.79	26.81
First Quarter	35.57	27.75

On November 25, 2008, the closing sale price of our common stock, as reported by the New York Stock Exchange, was $18.24 per share. On that date, there were approximately 1,860 holders of record. We believe we have approximately 460,000 beneficial owners of our common stock.

DIVIDEND POLICY

The following table sets forth the amount of dividends per share declared on our common stock during the two years ended December 31, 2007 and the first three quarters of 2008:

	2008	2007	2006
First Quarter	$0.0675	$0.060	$0.050
Second Quarter	0.075	0.0675	0.060
Third Quarter	0.075	0.0675	0.060
Fourth Quarter	—	0.0675	0.060

The payment of future cash dividends is subject to the discretion of our Board of Directors and will depend upon, among other things, our financial condition, our funds from operations, the level of our capital and development expenditures, our future business prospects, contractual restrictions to which we are subject, our stock price and other factors considered relevant by our Board of Directors.

In addition, our revolving bank credit facility and the indentures governing certain of our senior notes contain restrictions on our ability to declare and pay cash dividends. Under the revolving bank credit facility and these indentures, we may not pay any cash dividends on our common or preferred stock if an event of default has occurred. Additionally, these indentures restrict cash dividends if we have not met one of two debt incurrence tests set forth in the indentures, or if immediately after giving effect to the dividend payment, we have paid total dividends and made other restricted payments in excess of the permitted amounts. As of September 30, 2008, our coverage ratio for purposes of the debt incurrence test under the applicable indentures was approximately 7.69 to 1, compared to a minimum of 2.25 to 1 required in such indentures. Our adjusted consolidated net tangible assets exceeded 200% of our total indebtedness, as required by the second debt incurrence test in these indentures, by more than $5.3 billion.

The certificates of designation for our 5.00% Cumulative Convertible Preferred Stock (Series 2005), our 4.50% Cumulative Convertible Preferred Stock, our 5.00% Cumulative Convertible Preferred Stock (Series 2005B), our 4.125% Cumulative Convertible Preferred Stock and our 6.25% Mandatory Convertible Preferred Stock prohibit payment of cash dividends on our common stock unless we have declared and paid (or set apart for payment) full accumulated dividends on such series of our preferred stock.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS

The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a holder who owns or is deemed to own more than 5% of our common stock;

•

a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, or of any political subdivision of the United States;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or if it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes if such individual is present in the United States for at least (i) 183 days during the current year or (ii) 31 days in the current calendar year and for an aggregate of at least 183 days during the preceding three-year period including the current calendar year. For purposes of the 183-day calculation, all of the days present in the current year, one third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Residents are subject to U.S. federal income tax as if they were U.S. citizens.

The following discussion summarizes the material U.S. federal income tax consequences to non-U.S. holders that are initial purchasers of our common stock. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the final, temporary and proposed Treasury Regulations promulgated thereunder, and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to an investor’s decision to participate in the offering, nor any tax consequences arising under the laws of any state, local or foreign jurisdiction. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, banks, insurance companies, tax-exempt organizations, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, or persons that hold our common stock through an entity treated as a partnership for U.S. federal income tax purposes or as part of a hedge, straddle or conversion transaction, holders subject to the alternative minimum tax, or persons who acquired our common stock through a compensation arrangement, which may be subject to special rules. In addition, this discussion is limited to non-U.S. holders who hold our common stock as a “capital asset” (generally, property held for investment) within the meaning of Section 1221 of the Code.

Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and foreign tax consequences of acquiring, holding and disposing of shares of our common stock.

Distributions on common stock

In the event that we make distributions with respect to our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of common stock and, to the extent it exceeds your basis, as gain from the disposition of your shares of common stock. Dividends paid to non-U.S. holders of our common stock that are not effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business will generally be subject to U.S. withholding tax at a 30% rate, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

If such dividends are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, are attributable to a permanent establishment in the United States, such dividends will be subject to U.S. federal income tax on a net basis at graduated rates in the manner applicable to U.S. persons, but will not be subject to U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the United States.

A non-U.S. holder that claims the benefit of an applicable income tax treaty generally will be required to satisfy certain applicable certification and other requirements. A holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding the special certification requirements applicable to it.

Gain on disposition of common stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net basis at the rates and in the manner applicable to U.S. persons, and if the non-U.S. holder is a foreign corporation, the branch profits tax described above may also apply;

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in these cases, the individual non-U.S. holder will be subject to a flat 30% tax on the gain derived from the disposition which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States; or

•

we are or have been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock. However, the tax relating to the sale of stock in a USRPHC generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market.

Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we are currently a USRPHC.

U.S. federal estate tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder for U.S. federal estate tax purposes at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax provision or other treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Information reporting and backup withholding tax

Dividends paid to you may be subject to information reporting and U.S. backup withholding. If you are a non-U.S. holder you will be exempt from this backup withholding tax if you properly provide an IRS Form W-8BEN or IRS Form W-8ECI certifying that you are a non-U.S. holder or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder, or you otherwise establish an exemption.

The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. U.S. information reporting and backup withholding will generally apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your common stock through a U.S. office of a broker or a non-U.S. office of a broker that:

•	is a United States person;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for U.S. tax purposes; or

•	is a foreign partnership, if at any time during its tax year:

•	one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

•	the foreign partnership is engaged in a U.S. trade or business,

unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met, or you otherwise establish an exemption. If you sell your common stock outside the United States through a non-U.S. office of a non-U.S. broker that does not have the connections to the United States described above, and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a properly completed claim for refund with the IRS.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our common stock. You should consult with your own tax advisor concerning the tax consequences of your particular situation.

PLAN OF DISTRIBUTION

We have entered into distribution agency agreements with Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated and UBS Securities LLC, which we refer to individually as a “sales agent” and collectively as the “sales agents,” under which we may offer and sell shares of our common stock having an aggregate offering price of up to $1.0 billion from time to time through, at our discretion, any of the sales agents (such agent selected by us for a sale, the “Designated Agent”). Sales of the shares, if any, will be made by means of ordinary brokers’ transactions on the NYSE at market prices, block transactions and such other transactions as agreed upon by us and the Designated Agent. As agents, none of the sales agents will engage in any transactions that stabilize the price of our common stock. No more than one of the sales agents will act as a Designated Agent at any one time. The actual number of shares issued pursuant to distribution agency agreements may be limited as a result of our available authorized, unissued and unreserved shares.

Each sales agent will use its reasonable efforts to sell, as our agent, the shares of common stock offered hereby on a daily basis or as otherwise agreed upon by us and the applicable sales agent. We will designate the maximum amount of shares of common stock to be sold through the Designated Agent, on a daily basis or otherwise as we and such Designated Agent agree. Subject to the terms and conditions of the distribution agency agreements, the applicable sales agent will use its reasonable efforts as the Designated Agent to sell, as our sales agent and on our behalf, all of the designated shares of common stock. We may instruct the Designated Agent not to sell shares of common stock if the sales cannot be effected at or above the price designated by us in any such instruction. We may suspend the offering of shares of common stock under any distribution agency agreement by notifying the applicable sales agent. Likewise, the applicable sales agent may suspend the offering of shares of common stock under its respective distribution agency agreement by notifying us of such suspension.

We will pay each sales agent a commission equal to 0.75% of the gross sales price per share of shares sold through it as the Designated Agent under the applicable distribution agency agreement. Our net proceeds from the offering of shares hereunder will equal the gross proceeds, less the sales agent’s commission less any expenses payable by us and any transaction fees imposed by any governmental or self-regulatory organization in connection with the sales. We have agreed to reimburse the sales agents for certain of their legal expenses in certain circumstances.

Settlement for sales of common stock will occur on the third business day following the date on which any sales were made in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

Under the terms of the distribution agency agreements, we also may sell shares to Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated or UBS Securities LLC as principal for its own respective account at a price agreed upon at the time of sale. If we sell shares to Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated or UBS Securities LLC as principal, we will enter into a separate agreement setting forth the terms of such transaction, and we will describe this agreement in a separate prospectus supplement or pricing supplement.

In connection with the sale of the common stock on our behalf, Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated and/or UBS Securities LLC may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, and the compensation paid to them may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated and UBS Securities LLC against certain civil liabilities, including liabilities under the Securities Act.

Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated and UBS Securities LLC have from time to time provided, and in the future may provide, certain commercial banking, investment banking and financial advisory services to us and our affiliates, for which they have received, and in the future will receive, customary fees. Affiliates of each of Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated and UBS Securities LLC are lenders under our existing revolving bank credit facility. Affiliates of each of Morgan Stanley & Co. Incorporated and UBS Securities LLC are lenders under our midstream revolving bank credit facility. Amounts outstanding under these existing facilities may be repaid using the proceeds of this offering and such affiliates may, thus, receive a portion of the proceeds from this offering. Accordingly, this offering is being conducted in accordance with Rule 2710(h) of the NASD Conduct Rules (which are part of the FINRA Rules). Because a bona fide independent market exists for our common stock, the Financial Industry Regulatory Authority, or FINRA, does not require that we use a qualified independent underwriter for this offering. In addition, an affiliate of UBS Securities LLC is a party to a volumetric production payment transaction with us, and affiliates of certain of the sales agents are counterparties to our hedging transactions and sale/leaseback transactions.

In compliance with the guidelines of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the maximum discount or commission to be received by any FINRA member or independent broker-dealer may not exceed 8% of the aggregate offering price of the shares offered hereby.

If Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated, UBS Securities LLC or we have reason to believe that our common stock is no longer an “actively-traded security” as defined under Rule 101(c)(1) of Regulation M under the Securities Exchange Act of 1934, as amended, that party will promptly notify the others and sales of common stock under the distribution agency agreements and any terms agreement will be suspended until that or other exemptive provisions have been satisfied in the judgment of Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated, UBS Securities LLC and us.

The offering of common stock pursuant to the distribution agency agreements will terminate upon the earlier of (i) the sale of all shares of common stock subject to the distribution agency agreements or (ii) the termination of the distribution agency agreements by us or by Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated or UBS Securities LLC.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC.

We incorporate by reference in this prospectus supplement the following documents filed with the SEC pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, including the portions of our Proxy Statement on Schedule 14A filed on April 29, 2008 that are incorporated therein;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2008, June 30, 2008 and September 30, 2008;

•

our Current Reports on Form 8-K filed on January 4, 2008, January 24, 2008, March 20, 2008, March 26, 2008, April 1, 2008, April 16, 2008, April 18, 2008, May 12, 2008, May 23, 2008, May 27, 2008, May 29, 2008, June 4, 2008, June 11, 2008, June 12, 2008, July 8, 2008, July 9, 2008, July 14, 2008, July 15, 2008, July 22, 2008, August 1, 2008, August 14, 2008, August 25, 2008, September 9, 2008, September 23, 2008, October 1, 2008, October 27, 2008, October 31, 2008, November 7, 2008, November 17, 2008 and November 25, 2008 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K); and

•	our Registration Statement on Form 8-B (File No. 001-13726) filed on December 12, 1996, as amended by our Current Report on Form 8-K filed on March 26, 2008.

We also incorporate by reference any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such current report on Form 8-K that is filed in the future and is not deemed filed under the Exchange Act), until the agents have sold all of the shares of common stock.

The information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information as well as the information included in this prospectus supplement.

You may read and copy any document we file with the SEC at the SEC public reference room located at:

100 F Street, N.E.

Room 1580

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges. Our SEC filings are also available to the public on the SEC’s web site at http://www.sec.gov and through the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which our shares of common stock are traded.

During the course of the offering and prior to sale, we invite each offeree of the common stock to ask us questions concerning the terms and conditions of the offering and to obtain any additional information necessary to verify the accuracy of the information in this prospectus supplement which is material to the offering to the extent that we possess such information or can acquire it without unreasonable effort or expense. You may obtain a copy of any or all of the documents summarized in this prospectus supplement or incorporated by reference in this prospectus supplement, without charge, by request directed to us at the following address and telephone number:

Jennifer M. Grigsby

Corporate Secretary

Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

Telephone: (405) 879-9225

FORWARD-LOOKING STATEMENTS

This prospectus supplement contains or incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are statements other than statements of historical fact and give our current expectations or forecasts of future events. They include estimates of natural gas and oil reserves, budgeted capital expenditures, asset monetization plans, expected natural gas and oil production, cash flow and anticipated liquidity, business strategy and other plans and objectives for future operations and expected future expenses. Statements concerning the fair values of derivative contracts and their estimated contribution to our future results of operations are based upon market information as of a specific date. These market prices are subject to significant volatility.

Although we believe the expectations and forecasts reflected in these and other forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. You can find a discussion of some of the factors that could cause actual results to differ materially from expected results under “Risk Factors” beginning on page S-6 of this prospectus supplement. These factors include, among others:

•	the volatility of natural gas and oil prices;

•	the availability of capital on an economic basis to fund our drilling program and leasehold acquisition program, including through planned asset monetization transactions;

•	our ability to replace reserves and sustain production;

•	our level of indebtedness;

•	the impact of the current financial crisis on our ability to raise capital;

•	the risk that lenders under our revolving credit facilities will default in funding borrowings as requested;

•	the ability and willingness of counterparties to our commodity derivative contracts to perform their obligations;

•	the ability and willingness of our joint venture partners to fund their obligations to pay a portion of our future drilling and completion costs;

•	a contraction in the demand for natural gas in the U.S. as a result of deteriorating general economic conditions;

•	the strength and financial resources of our competitors;

•	uncertainties inherent in estimating quantities of natural gas and oil reserves, projecting future rates of production and the timing of development expenditures;

•	uncertainties in evaluating natural gas and oil reserves of acquired properties and associated potential liabilities;

•	unsuccessful exploration and development drilling;

•	declines in the value of our natural gas and oil properties resulting in ceiling test write-downs;

•	lower prices realized on natural gas and oil sales and collateral required to secure hedging liabilities resulting from our commodity price risk management activities;

•	lower natural gas and oil prices negatively affecting our ability to borrow;

•	drilling and operating risks;

•	adverse effects of governmental regulation; and

•	losses possible from pending or future litigation.

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of the document in which they are made, and we undertake no obligation to update this information. We urge you to carefully review and consider the disclosures made in this prospectus supplement and our reports filed with the SEC and incorporated by reference herein that attempt to advise interested parties of the risks and factors that may affect our business. Please see “Where You Can Find More Information” beginning on page S-22 of this prospectus supplement.

LEGAL MATTERS

The validity of the issuance of common stock offered by this prospectus supplement will be passed upon for us by Commercial Law Group, P.C., Oklahoma City, Oklahoma. Certain other legal matters will be passed upon for us by Bracewell & Giuliani LLP, Houston, Texas. Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated and UBS Securities LLC are being represented by Cravath, Swaine & Moore, LLP, New York, New York. Bracewell & Giuliani LLP and Cravath, Swaine & Moore LLP will rely upon Commercial Law Group, P.C. as to all matters of Oklahoma law.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Estimates of the natural gas and oil reserves of Chesapeake Energy Corporation and related future net cash flows and the present values thereof, included in Chesapeake’s Annual Report on Form 10-K for the year ended December 31, 2007, were based in part upon reserve reports prepared by Netherland, Sewell & Associates, Inc., Schlumberger Data and Consulting Services, Lee Keeling and Associates, Inc., Ryder Scott Company, L.P. and LaRoche Petroleum Consultants, Ltd., independent petroleum engineers. We have incorporated these estimates in this prospectus supplement by reference to such Annual Report in reliance on the authority of each such firm as experts in such matters.

PROSPECTUS

Chesapeake Energy Corporation

Common Stock

Preferred Stock

We may from time to time offer and sell common stock and preferred stock. Each time we offer common stock or preferred stock under this prospectus, we will provide one or more supplements to this prospectus that will contain additional information about the specific offering. The supplements may also add, update or change information contained in this prospectus. Our common stock and preferred stock may also be resold by security holders pursuant to this prospectus if so provided in a supplement to this prospectus. You should carefully read this prospectus and any accompanying prospectus supplement before you invest in any of our securities.

Our common stock is listed for trading on the New York Stock Exchange under the symbol “CHK.” Our executive offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and our telephone number is (405) 848-8000.

Investing in our securities involves risks. For a discussion of certain of these risks, please read “Risk Factors” in the accompanying prospectus supplement and in the documents incorporated herein by reference. See “Where You Can Find More Information.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is November 26, 2008

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, we may offer any combination of the securities described in this prospectus in one or more offerings. This prospectus generally describes securities we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information in this prospectus. Before you invest in our securities, you should carefully read both this prospectus and any prospectus supplement and the additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any dealer, salesman or other person to provide you with additional or different information. This prospectus and any prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information in this prospectus or any prospectus supplement or in any document incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date of the document containing the information.

i

CHESAPEAKE ENERGY CORPORATION

Chesapeake Energy Corporation is the largest producer of natural gas in the United States. The company’s operations are focused on exploratory and developmental drilling and corporate and property acquisitions in the Fort Worth Barnett Shale, Fayetteville Shale, Haynesville Shale, Mid-Continent, Appalachian Basin, Permian Basin, Delaware Basin, South Texas, Texas Gulf Coast and Ark-La-Tex regions of the United States.

We are an Oklahoma corporation and our principal offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and our telephone number is 405-848-8000.

RISK FACTORS

Before purchasing any of the securities offered hereby, you should read this prospectus, the accompanying prospectus supplement and the documents incorporated by reference herein in their entirety, including the section entitled “Risk Factors” in the accompanying prospectus supplement and in the documents incorporated by reference herein.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. You can also find our SEC filings at the SEC’s website at www.sec.gov and through the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, where our common stock is listed.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may view a copy of the registration statement at the SEC’s public reference room in Washington, D.C. as well as through the SEC’s website.

The following documents filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, including the portions of our Proxy Statement on Schedule 14A filed on April 29, 2008 that are incorporated therein;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2008, June 30, 2008 and September 30, 2008;

•

our Current Reports on Form 8-K filed on January 4, 2008, January 24, 2008, March 20, 2008, March 26, 2008, April 1, 2008, April 16, 2008, April 18, 2008, May 12, 2008, May 23, 2008, May 27, 2008, May 29, 2008, June 4, 2008, June 11, 2008, June 12, 2008, July 8, 2008, July 9, 2008, July 14, 2008, July 15, 2008, July 22, 2008, August 1, 2008, August 14, 2008, August 25, 2008, September 9, 2008, September 23, 2008, October 1, 2008, October 27, 2008, October 31, 2008, November 7, 2008, November 17, 2008 and November 25, 2008 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K); and

•	our Registration Statement on Form 8-B (File No. 001-13726) filed on December 12, 1996, as amended by our Current Report on Form 8-K filed on March 26, 2008.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any current report on Form 8-K) subsequent to the date of this filing and prior to the termination of this offering shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus. Requests for such copies should be directed to Jennifer M. Grigsby, Corporate Secretary, Chesapeake Energy Corporation, 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, by mail, or if by telephone at (405) 848-8000.

USE OF PROCEEDS

We will use the net proceeds from any sale of securities described in this prospectus as set forth in the applicable prospectus supplement.

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

	Nine Months Ended September 30, 2008	Year Ended December 31,
		2007	2006	2005	2004	2003
Ratio of earnings to fixed charges (1)	5.1x	4.2x	7.3x	5.6x	4.8x	4.0x
Ratio of earnings to fixed charges and preference dividends (1)	4.7x	3.4x	5.6x	4.6x	3.7x	3.3x

(1)	For purposes of determining the ratios of earnings to fixed charges and earnings to fixed charges and preference dividends, earnings are defined as net income before income taxes, cumulative effect of accounting changes, pretax gain or loss of equity investees, amortization of capitalized interest and fixed charges, less capitalized interest. Fixed charges consist of interest (whether expensed or capitalized and excluding the effect of unrealized gains or losses on interest rate derivatives), and amortization of debt expenses and discount or premium relating to any indebtedness. Preference dividends consist of preferred stock dividends “grossed up” to reflect the pre–tax amount.

DESCRIPTION OF CHESAPEAKE CAPITAL STOCK

Set forth below is a description of the material terms of our capital stock. The following description is only a summary and is qualified by reference to our certificate of incorporation (including our certificates of designation) and bylaws. Copies of our certificate of incorporation (including our certificates of designation) and bylaws are available from us upon request. These documents have also been filed with the SEC. Please read “Where You Can Find More Information.”

Authorized Capital Stock

Our authorized capital stock consists of 750,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. As of November 25, 2008, there were 605,442,577 shares of common stock outstanding and 92,643,108 shares of common stock reserved for issuance under our convertible securities and equity incentive plans.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for dividends. In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock.

Holders of our common stock have no preemptive rights and have no rights to convert their common stock into any other securities.

Preferred Stock

Our board of directors has the authority, without further shareholder approval, to issue shares of preferred stock from time to time in one or more series, with such voting powers or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in the resolutions providing therefor. As of November 25, 2008, our authorized preferred stock consisted of shares that are:

•	unissued and undesignated as to series; and

•

issued and designated as 4.125% Cumulative Convertible Preferred Stock, 5.00% Cumulative Convertible Preferred Stock (Series 2005), 4.50% Cumulative Convertible Preferred Stock, 5.00% Cumulative Convertible Preferred Stock (Series 2005B), and 6.25% Mandatory Convertible Preferred Stock.

While providing desirable flexibility for possible acquisitions and other corporate purposes, and eliminating delays associated with a shareholder vote on specific issuances, the issuance of preferred stock could adversely affect the voting power of holders of common stock, as well as dividend and liquidation payments on both common and preferred stock. It also could have the effect of delaying, deferring or preventing a change in control.

Anti-Takeover Provisions

Our certificate of incorporation and bylaws and the Oklahoma General Corporation Act include a number of provisions which may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions could delay or prevent entirely a merger or acquisition that our shareholders consider favorable. These provisions may also discourage acquisition proposals or have the effect of delaying or preventing entirely a change in control, which could harm our stock price. Following is a description of the anti-takeover effects of certain provisions of our certificate of incorporation and of our bylaws.

Classified Board of Directors. Our certificate of incorporation and bylaws contain provisions for a staggered board of directors with only one-third of the board standing for election each year. Directors can only be removed for cause. A staggered board makes it more difficult for shareholders to change the majority of the directors.

Oklahoma Business Combination Statute. Section 1090.3 of the Oklahoma General Corporation Act prevents an “interested shareholder” from engaging in a “business combination” with an Oklahoma corporation for three years following the date the person became an interested shareholder, unless:

•

prior to the date the person became an interested shareholder, the board of directors of the corporation approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination;

•

upon consummation of the transaction that resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owns stock having at least 85% of all voting power of the corporation at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and stock held by certain employee stock plans; or

•

on or subsequent to the date of the transaction in which the person became an interested shareholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of shareholders by the affirmative vote of the holders of two-thirds of all voting power not attributable to shares owned by the interested shareholder.

The statute defines a “business combination” to include:

•	any merger or consolidation involving the corporation and an interested shareholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with an interested shareholder of 10% or more of the assets of the corporation;

•	subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested shareholder;

•

any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series or voting power of the corporation owned by the interested shareholder;

•	the receipt by an interested shareholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation; or

•	any share acquisition by the interested shareholder pursuant to Section 1090.1 of the Oklahoma General Corporation Act.

For purposes of Section 1090.3, the term “corporation” also includes the corporation’s majority-owned subsidiaries.

In addition, Section 1090.3 defines an “interested shareholder,” generally, as any person that owns stock having 15% or more of all voting power of the corporation, any person that is an affiliate or associate of the corporation and owned stock having 15% or more of all voting power of the corporation at any time within the three-year period prior to the time of determination of interested shareholder status, and any affiliate or associate of such person.

Stock Purchase Provisions. Our certificate of incorporation includes a provision which requires the affirmative vote of two-thirds of the votes cast by the holders, voting together as a single class, of all then outstanding shares of capital stock, excluding the votes by an interested shareholder, to approve the purchase of any of our capital stock from the interested shareholder at a price in excess of fair market value, unless the purchase is either (1) made on the same terms offered to all holders of the same securities or (2) made on the open market and not the result of a privately negotiated transaction.

Calling of Special Meetings of Shareholders. Our bylaws provide that special meetings of our shareholders may be called only by the chairman of the board or by the president or secretary, at the request, in writing, of a majority of the directors then in office.

Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to our corporate secretary. Nominations of persons for election to the board of directors of the corporation may only be made at an annual meeting of shareholders.

Generally, to be timely, a shareholder’s notice must be delivered to our secretary 90 to 120 days before the first anniversary of the previous year’s annual meeting. Our bylaws also specify requirements as to the form and content of a shareholder’s notice and describe in detail the information that a shareholder must provide about itself and its nominees. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Shareholder Action

Except as otherwise provided by law or in our certificate of incorporation or bylaws, the approval by holders of a majority of the shares of common stock present in person or represented by proxy at a meeting and entitled to vote is sufficient to authorize, affirm, ratify or consent to a matter voted on by shareholders. Our bylaws provide that all questions submitted to shareholders will be decided by a plurality of the votes cast, unless otherwise required by law, our certificate of incorporation, stock exchange requirements or any certificate of designation. The Oklahoma General Corporation Act requires the approval of the holders of a majority of the outstanding stock entitled to vote for certain extraordinary corporate transactions, such as a merger, sale of substantially all assets, dissolution or amendment of the certificate of incorporation. Our certificate of incorporation provides for a vote of the holders of two-thirds of the issued and outstanding stock having voting power, voting as a single class, to amend, repeal or adopt any provision inconsistent with the provisions of the certificate of incorporation limiting director liability and stock purchases by us, and providing for staggered terms of directors and indemnity for directors. The same vote is also required for shareholders to amend, repeal or adopt any provision of our bylaws.

Under Oklahoma law and our certificate of incorporation, shareholders may take actions without the holding of a meeting by written consent or consents signed by the holders of a sufficient number of shares to approve the transaction had all of the outstanding shares of our capital stock entitled to vote thereon been present at a meeting. Our bylaws contain provisions for managing a written consent campaign by shareholders, including the provision that the company will hire an independent inspector of elections to review the validity of written consents and that action by written consent would not be declared effective until the independent inspector certifies that the minimum number of consents has been received. There is also a detailed provision for determining a record date for action by written consent.

Transfer Agent and Registrar

Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock and preferred stock.

PLAN OF DISTRIBUTION

We may sell common stock or preferred stock being offered hereby in one or more of the following ways from time to time:

•	to underwriters or dealers for resale to the public or to institutional investors;

•	directly to institutional investors;

•	directly to agents;

•	directly to a limited number of purchasers or to a single purchaser;

•	through agents to the public or to institutional investors; or

•	through a combination of any of the previous methods of sale.

We will describe in a prospectus supplement the terms of each offering of securities hereunder, including the name or names of any underwriter, dealers or agents, the purchase price of the securities and the proceeds to us from such sale, any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the securities may be listed.

If underwriters or dealers are used in the sale, the securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including privately negotiated transactions, at a fixed public offering price or prices, which may be changed, in “at the market offerings” within the meaning of Rule 415(a)(4) of the Securities Act, at prices related to prevailing market prices or at negotiated prices or varying prices determined at the time of sale.

Unless otherwise set forth in a prospectus supplement, if any, the obligations of the underwriters to purchase any series of securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the series of securities, if any are purchased.

In connection with underwritten offerings of the offered securities, underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the offered securities at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below.

•	A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

•

A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.

•

A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered securities originally sold by the syndicate member are purchased in syndicate covering transactions.

These transactions may be effected on the New York Stock Exchange (in the case of securities listed on that exchange), in the over-the-counter market, or otherwise. Underwriters are not required to engage in any of these activities and accordingly may elect not to engage in any of these activities. Any such activities, if commenced, may be discontinued at any time without notice.

If a dealer is utilized in the sale of securities, we will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. The names of the dealers and the terms of the transaction will be set forth in a prospectus supplement relating to that transaction.

Underwriters, agents and dealers may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof, and to reimbursement by us for certain expenses. Underwriters, agents and dealers may be customers of, engage in transactions with, or perform services for us and our affiliates in the ordinary course of business.

Each series of securities will be a new issue of securities and will have no established trading market, other than the common stock which is listed on the New York Stock Exchange. The securities other than the common stock may or may not be listed on a national securities exchange. Any underwriters to whom we sell securities for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

Our common stock and preferred stock may also be resold by security holders pursuant to this prospectus. If we permit security holders to resell common stock and preferred stock pursuant to this prospectus, we will provide the terms of that offering in a prospectus supplement. Any such selling security holders would act independently from us in determining the timing, manner and size of such sales.

LEGAL MATTERS

Unless otherwise stated in the applicable prospectus supplement, the validity of common stock and preferred stock (including any common stock issuable upon the conversion of any preferred stock) offered by this prospectus will be passed upon for us by Commercial Law Group, P.C., Oklahoma City, Oklahoma and certain other legal matters will be passed upon for us by Bracewell & Giuliani LLP, Houston, Texas. Any underwriters will be advised about legal matters by their own counsel, which will be named in the applicable prospectus supplement.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Estimates of the natural gas and oil reserves of Chesapeake Energy Corporation and related future net cash flows and the present values thereof, included in Chesapeake’s Annual Report on Form 10-K for the year ended December 31, 2007, were based in part upon reserve reports prepared by Netherland, Sewell & Associates, Inc., Schlumberger Data and Consulting Services, Lee Keeling and Associates, Inc., Ryder Scott Company, L.P. and LaRoche Petroleum Consultants, Ltd., independent petroleum engineers. We have incorporated these estimates in reliance on the authority of each such firm as experts in such matters.

$1,000,000,000

Chesapeake Energy Corporation

Common Stock

PROSPECTUS SUPPLEMENT

(To Prospectus dated November 26, 2008)

Credit Suisse	Morgan Stanley	UBS Investment Bank